Exhibit 99.9

PRESS RELEASE

Air France-KLM ramps up its SAF offtake agreement with
TotalEnergies, which will supply up to 1.5 million tons of more sustainable aviation fuel over a 10-year period

Paris, September 23, 2024 –TotalEnergies and Air France-KLM have signed an agreement for TotalEnergies to supply up to 1.5 million tons of more sustainable aviation fuel (SAF) to Air France-KLM Group airlines over a 10-year period, until 2035.

This agreement marks one the largest SAF purchase contracts signed by Air France-KLM to date. In 2022 and 2023, Air France-KLM was the world's leading SAF user, representing 17% and 16% of total global production respectively.

Accelerating the decarbonization of air transport in Europe

This contract builds on a memorandum of understanding (MoU) signed in 2022 for the supply of 800,000 tons of SAF. By re-evaluating this agreement today, the two groups are reaffirming their objective to curb the environmental impact of the air transport sector as quickly as possible by reducing CO2 emissions.

By 2030, Air France-KLM aims to reduce its CO2 emissions per passenger/km by 30% compared with 2019 levels. The Group aims to achieve this goal through a combination of fleet renewal, operational measures such as eco-piloting, and the incorporation of at least 10% of more sustainable aviation fuel on all its flights. These ambitious targets go beyond regulatory obligations.

The SAF supplied to Air France-KLM will be made from waste and residues from the circular economy and will be produced in TotalEnergies' French and European biorefineries and refineries by coprocessing. This SAF will be used to fuel flights operated by Air France-KLM’s airlines on departure from France, the Netherlands, and other European countries. The development of SAF is at the heart of TotalEnergies' transition strategy to meet demand from the aviation sector.

Air France-KLM has implemented a strict sourcing policy, purchasing only second-generation SAF that does not compete with global food production, and that is RSB or ISCC+ certified for its sustainability.

SAF allows for a reduction in CO2 emissions of at least 75% and up to 90% over the entire fuel life cycle, compared with fossil fuel equivalents.

“SAF contributes both to the energy transition of our customers in the aviation sector and to the industrial transition of our refineries. It therefore represents a real 'win-win' for the future of industry and aviation”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “For the past 10 years, we have been pioneers in the field, investing in biorefineries and SAF production facilities in France as well as developing coprocessing technologies in our refineries. Building on these industrial successes, we intend to continue this momentum in Europe and worldwide.”

“Securing the volumes of more sustainable aviation fuel needed to decarbonize our activity is a major challenge. This agreement with TotalEnergies is a further step in this direction, and a testament to our long-standing support for the development of SAF production in France and Europe. A solid SAF sector capable of meeting our industry’s needs is a key factor in Europe’ sovereignty and energy independence,” said Benjamin Smith, Chief Executive Officer of Air France-KLM Group.

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A long-standing partnership between TotalEnergies and Air France-KLM

For the past 10 years, TotalEnergies and the Air France-KLM Group have been working together to test and incorporate sustainable aviation fuel. This partnership began in 2014 with “Lab’line for the Future”, a two-year experiment during which 78 Air France flights between Paris-Orly and Toulouse, and between Paris-Orly and Nice were fueled with 10% SAF supplied by TotalEnergies.

In January 2020, TotalEnergies and Air France took part, alongside Safran and Suez, in the Call for Expressions of Interest launched by the French government to encourage the emergence of a French SAF production industry.

Since 2022, TotalEnergies has been supplying SAF to Air France-KLM Group airlines in France, as part of the French incorporation mandate.

French and European SAF production

TotalEnergies is investing heavily in projects to produce more sustainable aviation fuel in France and Europe:

▪	In Grandpuits: TotalEnergies is transforming the site into a zero-oil platform with an investment of 400 million euros. Mainly focused on the production of SAF from the circular economy, Grandpuits will be able to produce 210,000 tons of sustainable aviation fuel by 2025, and an additional 75,000 tons by 2027.

▪	In Normandy: TotalEnergies has started producing SAF at its Gonfreville refinery. The company plans to increase production to 160,000 tons of SAF per year by 2025.

▪	At La Mède: TotalEnergies has invested 340 million euros to transform its refinery into a biorefinery. In 2024, TotalEnergies has invested an additional 70 million euros to process up to 100% waste from the circular economy and produce SAF by 2025. Since 2021, biodiesel produced at La Mède has been used to produce SAF at TotalEnergies' Oudalle plant near Le Havre.

▪	TotalEnergies is studying the production of SAF through co-processing in its other European refineries by 2025.

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About Air France-KLM

A global player with a strong European base, the Air France-KLM Group’s main areas of business are passenger transport, cargo transport and aeronautical maintenance.

Air France-KLM is a leading airline Group in terms of international traffic on departure from Europe. It offers its customers access to a worldwide network, covering over 320 destinations thanks to Air France, KLM Royal Dutch Airlines and Transavia, mainly from its bases at Paris-Charles de Gaulle, Paris-Orly and Amsterdam-Schiphol.

Flying Blue is the loyalty programme of the Air France-KLM Group with more than 24 million members. Together with its partners Delta Air Lines and Virgin Atlantic, Air France-KLM operates the largest transatlantic joint venture, with more than 340 daily flights. Air France-KLM is also a member of the SkyTeam, the alliance dedicated to providing passengers with a more seamless travel experience at every step of their journey 19 member airlines working together across an extensive global network. Recognized for 20 years as an industry leader in sustainable development, the Air France-KLM Group is determined to accelerate the transition to more sustainable aviation

Air France-KLM Press Office

mail.mediarelations@airfranceklm.com - +33 1 41 56 56 00 – airfranceklm.com - @AirFranceKLM

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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